BancWest Investment Services, Inc.

Statement of Financial Condition

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BancWest Investment Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13220 California Street
(No. and Street)

Omaha	**NE**	**68154**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rollin L. Biel	**(402) 918-1466**	Rollin.Biel@bankofthewest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut St, STE 1700	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Rollin L. Biel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BancWest Investment Services, Inc. _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PEGGY J VOSS
General Notary - State of Nebraska
My Commission Expires Dec 10, 2025

Notary Public

Signature: _____

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
BancWest Investment Services, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BancWest Investment Services, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2020.
Kansas City, Missouri
March 14, 2022

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	2,056,227
Cash segregated under federal and other regulations		96,763
Commissions, fees and other receivables		11,277,983
Securities owned — at fair value		12,998,360
Prepaid expenses		65,004
Deposit with clearing organization		250,000
Income tax receivable due from Parent		153,934
Deferred tax assets, net		275,666
Total assets	$	27,173,937

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued commission and fees and other payables to related parties	$	10,357,685
Accounts payable and other accrued expenses		258,545
Payable to clearing organization		730,736
Total liabilities	$	11,346,966

STOCKHOLDER'S EQUITY:

Common stock, $1.00 par value, 1,000 shares authorized;		
30 shares issued and outstanding	$	30
Additional paid-in capital		5,765,800
Retained earnings		10,061,141
Total stockholder's equity	$	15,826,971
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,173,937

The accompanying notes are an integral part of these financial statements.

BANCWEST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Holding Inc. ("BWHI"), which is a wholly owned subsidiary of BNP Paribas USA, Inc. ("BNPP USA"). BNPP USA is a wholly owned subsidiary of BNP Paribas ("BNPP") based in France.

In December 2021, BNPP signed a definitive agreement to sell its interest in BWHI and its subsidiaries to BMO Financial Group and its indirect wholly-owned subsidiary BMO Harris Bank N.A. ("BMO"). The sale is expected to close by the end of calendar 2022, subject to customary closing conditions, including regulatory approvals.

The Company clears all securities transactions through a third party clearing broker on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The third party clearing broker provides services for execution, collection of and payment of funds, and custody of securities related to customer transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP") and general practice within the broker dealer industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

The Company has evaluated subsequent events through March 14, 2022, which is the date the financial statements were issued and determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

BANCWEST INVESTMENT SERVICES, INC.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations includes $82,567 set aside for the settlement agreement entered into on December 7, 2020 with the SEC for the Share Class Disclosure Initiative. It also includes $14,196 set aside for the use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum amount required to be segregated based on FINRA communications, less amounts subsequently paid to customers. There could be additional amounts owed to customers as a result of future investigations, but as of December 31, 2021, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions, Fees and Other Receivables — Included in receivables are commissions and fees related to transactions generated in 2021 and received in 2022. The carrying value of the receivables approximates fair value. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Securities Owned — Securities owned are recognized on a trade date basis and reported at fair value, with unrealized gains and losses included in the other income line item of the statement of operations.

Deposit with Clearing Organization — The Company maintains a $250,000 non-interest bearing deposit with its clearing broker.

Fair Value of Financial Instruments — The Company determines the fair values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for details of valuation techniques and significant inputs to valuation models.

Revenue Recognition — Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities, annuities and insurance transactions occur. Investment advisory revenue is recorded on an accrual basis monthly and is based on average asset balances in accounts held by customers. Asset based revenue is recorded on an accrual basis monthly and is based on customer asset balances of mutual funds, annuities and insurance products.

The Company records other income that is allocated from the Parent as a result of Funds Transfer Pricing (FTP). FTP is an internal management system used by the Parent to allocate net interest margin to its operating subsidiaries for bringing deposits onto the Parent's balance sheet. The revenue is allocated to the Company based on cash balances in the clearing broker's sweep account held at the Parent. Based on the allocation, the Company receives 50% of the net interest margin on these cash balances.

Income Taxes — The results of the Company's operations are included in the consolidated federal tax return of BNPP USA and various state tax returns generally filed by Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. See Note 3 for additional details regarding income taxes.

BANCWEST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Accounting Standards Adopted — The following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") became effective for the Company's 2021 annual reporting period:

ASU 2019-12: *Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes*

In December 2019, the FASB issued guidance which modifies *Topic 740, Income Taxes* to simplify the accounting for income taxes. The amendments are based on changes that were suggested by stakeholders as part of the FASB's simplification initiative to reduce the complexity of accounting standards while maintaining or enhancing the helpfulness of information provided to financial statement users. The ASU is effective for the Company's 2021 reporting period. The transition method depends on the nature of the amendments. The adoption did not have a material impact on the Company's consolidated financial statements.

BANCWEST INVESTMENT SERVICES, INC.

3.   **INCOME TAXES**

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets is considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax assets at December 31, 2021 consists of the following:

Depreciation expense	$	(77)
Contingent reserves and receivables		235,556
State income and franchise taxes		40,187
Total deferred tax assets	$	275,666

4.   **RELATED PARTY TRANSACTIONS**

During 2021, the Company provided brokerage services to customers of the Parent. The Parent is a wholly owned subsidiary of BWHI. BWHI is a direct subsidiary of BNPP USA, which is a wholly owned subsidiary of BNPP based in France.

At December 31, 2021, the Company had the following related party balances:

Cash and cash segregated under federal and other regulations held at		
Bank of the West	$	2,152,990
Receivable from Bank of the West - expense reimbursement		128,693
Income tax receivable - Bank of the West		153,934
Deferred tax assets - Bank of the West		275,666
Payable to Bank of the West - management advisory fees		10,357,685

5. **FAIR VALUE MEASUREMENTS**

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The securities owned at December 31, 2021 consist of two U.S. Treasury Bills which are measured at fair value on a recurring basis and are considered level 1 assets with a fair value of $12,998,360.

Fair value measurements for the trading assets are obtained from an independent pricing service and are based on quoted prices to identical instruments in active markets. During 2021, there were no transfers between the hierarchies of the Company's financial assets.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition, including receivables, payables and accrued expenses, approximates the carrying value because of the short maturity of the instruments.

BANCWEST INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer transactions, which are not reflected in the financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for the counterparties who do not perform under their contractual obligations.

Litigation

The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future. The Company has two arbitration cases that are pending related to allegations that the Company is responsible for losses suffered in connection with the sale of offshore annuity products to Non-US residents. The outcome of this arbitration remains uncertain at this time.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, as defined by Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2021, the Company had net capital of $5,766,995, which was $5,010,531 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021, was 1.97 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers throughout its third party clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

* * * * * *